

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail and Facsimile (713/309-4631)

February 18, 2011

Amanda K. Maki
Lead Counsel – Corporate & Securities
LyondellBasell Industries N.V.
1221 McKinney Street, Suite 700
Houston, Texas 77010

>   **Re: LyondellBasell Industries N.V.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed February 4, 2011**
>   **File No. 333-170130**

Dear Ms. Maki:

We have limited our review of your registration statement to those issues we have addressed in our comments.

General

1. Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Calculation of Registration Fee table

2. We note that the "amount to be registered" column in the table reflects only the additional 32,978,193 shares you are registering. We also note your disclosures in footnotes 1 and 2. Please revise the table to reflect the 291,580,236 total amount of Class A ordinary shares that you are registering.

Summary, page 1

3. With respect to the sources of the data mentioned in the last paragraph on page 2, please tell us what consideration you have given to filing consents under Rule 436 of the Securities Act of 1933.

Executive Compensation, page 138

4. Please revise to update your executive compensation disclosure, including your summary compensation table, to include information as of December 31, 2010. For further guidance

Amanda Maki
LyondellBasell Industries N.V.
February 18, 2011
Page 2

     please see the Division of Corporation Finance's Regulation S-K Compliance and Disclosure
Interpretations Question 117.05

Undertakings, page II-5

5. We note your response to comment 9 in our letter dated November 19, 2010. We reissue this
comment.

Legal Opinion, Exhibit 5.1

6. We note your response to comments 10-19 in our letter dated November 19, 2010. Please
file a revised legal opinion so that we have adequate time to review it prior to any
acceleration request.

     Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence,
Craig Slivka, Special Counsel at (202) 551-3729 with any questions.

                    Sincerely,

                    Pamela Long
                    Assistant Director